STARZ, LLC 8900 Liberty Circle
Englewood, CO 80112
(T) 720-852-7700 STARZ.COM

December 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:          Starz, LLC

Registration Statement on Form S-4 filed on October 23, 2012

File No. 333-184551

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 (File No. 333-184551) of Starz, LLC (the “Issuer”) relating to the Issuer’s offer to exchange (the “Exchange Offer”) registered 5.00% Senior Notes due 2019 (the “Exchange Notes”) for a like amount of its unregistered 5.00% Senior Notes Due 2019 issued in a private offering on September 13, 2012, the Issuer hereby makes the following representations:

1.                                      The Issuer is registering the Exchange Notes and making the Exchange Offer in reliance on the Staff of the United States Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

2.                                      The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Issuer’s knowledge and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Issuer will disclose to each person participating in the Exchange Offer that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3.                                      No broker-dealer has entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes. The Issuer will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Issuer will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact the undersigned at (720) 852-7700 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

Starz, LLC

By:	/S/ SCOTT MACDONALD
Scott Macdonald
Chief Financial Officer